SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)     Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2010

List of Exhibits:

1.	News Release entitled, “CNH Global N.V. Sets Timing for 2010 Second Quarter Earnings Release and Conference Call With Analysts”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 12, 2010

FOR IMMEDIATE RELEASE

For more information contact:
Gerry Spahn	Investor Relations	+1 (630) 887-2385
Federico Catasta	Investor Relations	+1 (630) 887-3745

CNH Global N.V. Sets Timing for 2010 Second Quarter Earnings

Release and Conference Call With Analysts

BURR RIDGE, ILL., - (July 12, 2010) - CNH Global N.V. (NYSE: CNH) will release its 2010 second quarter financial results on Tuesday, July 20, after the closing of the U.S. market. The full text of the release, along with financial statements, will be available both from Marketwire and on http://www.cnh.com.

On Wednesday, July 21, at approximately 7:00 a.m. U.S. central time, CNH will provide a live, listen-only, audio webcast of the company’s quarterly conference call with securities analysts and institutional investors. The webcast can be accessed through http://www.cnh.com. Anyone unable to listen to the live webcast can access the replay at the site for two weeks following the event.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com .